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JOHN HANCOCK FINANCIAL SERVICES                           (JOHN HANCOCK(R) LOGO)
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com

June 18, 2010

Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

     Re: John Hancock Life Insurance Company
         (U.S.A.) Separate Account H
         Form N-4 Registration Statements
         (File Nos. 333-162237)

         John Hancock Life Insurance Company
         (U.S.A.) AnnuityNote Series 4
         Variable Annuity Contracts

         John Hancock Life Insurance Company of
         New York Separate Account A
         Form N-4 Registration Statements
         (File Nos. 333-162236)

         John Hancock Life Insurance Company of
         New York AnnuityNote Series 4
         Variable Annuity Contracts

Dear Ms. White:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the "Companies") and John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the "Registrants") hereby request the withdrawal of Registrants' Registration Statements on Form N-4 for the AnnuityNote Series 4 Variable Annuity Contracts, including all amendments and exhibits thereto, SEC File Nos. 333-162237 and 333-162236 (the "Contracts"), initially filed with the Securities and Exchange Commission on September 30, 2009 (Accession Nos. 0000950123-09-047418 & 0000950123-09-047417).

The Companies and the Registrants are requesting withdrawal of the Registration Statements for the Contracts because the Companies have determined not to offer the Contracts for sale. Therefore, the Companies and the Registrants hereby request that an order be issued granting their request for withdrawal of the Registration Statements for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statements.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Very truly yours,


/s:/ Thomas J. Loftus
-------------------------------------
Thomas J. Loftus
Senior Counsel - Annuities